Mail Stop 4-7

April 7, 2005


Via U.S. Mail and Fax (212) 326-0806
Mr. Paul H. Riss
Chief Executive Officer
eLec Communications Corp.
75 South Broadway, Suite 302
White Plains, New York 10601

	RE:  	eLec Communications Corp.
		Form 10-KSB for the fiscal year ended November 30, 2004
		Filed March 15, 2005
      File No. 0-04465

      Form SB-2
      Filed March 30, 2005
      File No. 333-123696

Dear Mr. Riss:

	We have limited our review to the risk factors section in your
Form SB-2 and the Item 8A disclosure in your Form 10-KSB and have the following comments. Unless otherwise indicated, please revise your
Form 10-KSB to comply with these comments no later than 10 business days from the date of this letter. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the fiscal year ended November 30, 2004

Item 8A. Controls and Procedures, page 18
1. We note the absence of disclosure regarding your principal executive officer`s and principal financial officer`s conclusions as to the effectiveness of your disclosure controls and procedures as of
November 30, 2004. Please revise to provide this disclosure as required by Item 307 of Regulation S-B. We note that your auditors indicated in March 2005 that these problems resulted in your internal control over financial reporting not being effective.
2. As currently drafted, the significance of the lack of segregation of duties and absence of documented controls is not clear. Revise your Form 10-KSB to discuss and clarify the following:

* Were the problems identified as part of your Section 404 compliance efforts?
* Do these problems, either individually or in the aggregate, amount to a material weakness or significant deficiency in your internal control over financial reporting?
* Did the company attempt to remedy these problems during fiscal 2004? Continue to update remediation efforts in your future periodic reports.
3. We note your statement that you identified certain deficiencies with your internal controls related to the preparation of tax returns and remitting telecom taxes. Please clarify in your amended filing whether you considered them significant deficiencies in your internal control over financial reporting. We note that you have adjusted your controls "to mitigate this type of event from occurring in future periods." Please advise in your response letter whether these adjustments will be reflected in your next Form 10-QSB as changes to your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
4. You state that the identified deficiencies and issues with your internal controls were "not limited" to the preparation of state tax returns for telecommunication taxes and remitting of telecom taxes quarterly or semi-annually. Please revise your Form 10-KSB to disclose the other significant deficiencies and material weaknesses that existed as of your November 30, 2004 fiscal year end, when those problems were identified, and what remedial actions, if any, have been taken to eliminate the problems.

Form SB-2
5. Please amend the registration statement to include the signature of the principal accounting officer for eLec Communications Corp.


*	*	*	*

      Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.









      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Derek Swanson, Staff Attorney, at (202) 824-
5526,
or me at (202) 942-1990 with any questions.


      Sincerely,


							Larry Spirgel
							Assistant Director

cc:	Eric M. Helige, Esq.
	Pryor Cashman Sherman & Flynn LLP
	Via Fax: (212) 326-0806
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Mr. Paul H. Riss, CEO
eLec Communications Corp.
April 27, 2005
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